INTEGRITY VIKING FUNDS
1 North Main Street
Minot, North Dakota 58703

September 09, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Disclosure and Review
Attn: Christina DiAngelo (202) 551-6963
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Response to comments received on the Sarbanes-Oxley review of the report filings for the following funds managed by Viking Mutual Funds, LLC a wholly owned subsidiary of Corridor Investors, LLC

	Fund	Fiscal Year End	811#

	Integrity Fund of Funds, Inc.	December 31, 2010	811-08824

	The Integrity Funds	December 31, 2010	811-07322
Williston Basin/Mid-North America Stock Fund
Integrity Growth & Income Fund
Integrity High Income Fund

	Integrity Managed Portfolios	July 31, 2010	811-06153
Kansas Insured Intermediate Fund
Kansas Municipal Fund
Nebraska Municipal Fund
Oklahoma Municipal Fund
Maine Municipal Fund
New Hampshire Municipal Fund

Ms. DiAngelo

Below are each of the comments received on the annual shareholder reports reviewed by the Office of Disclosure and Review. Each comment contains a response prepared by Integrity Viking Funds. The management of Integrity Viking Funds acknowledges that:

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following comments and responses relate to the Annual Reports.

1.	Disclosure of results of special shareholder meetings in shareholder reports:

COMMENT:

The examiner noted that annual reports distributed to shareholders during the periods reviewed didn't include the disclosure of the tabulation results of special shareholder meetings (shareholder proxy voting results); the information was in the NSAR filings but not the annual reports.

RESPONSE:

In the July 31, 2009 and December 31, 2009 annual reports there was a disclosure that described the transactions with Corridor Investors, LLC. This disclosure included a description of the structure of the transaction and the date when shareholders approved the new advisory contracts (June 29, 2009). The actual results of the proxy voting tabulations were not included in this disclosure.

The disclosure noted by the examiner will be included when relevant in future annual reports.

2.	Change in accountants disclosure:

COMMENT:

The examiner noted that annual reports during the periods reviewed didn't include the disclosure of change in accountants during the relevant period (30e-1); the information was in the NSAR filings but not the annual reports.

RESPONSE:

The disclosure noted by the examiner will be included when relevant in future annual reports.

3.	Management's Discussion of Fund Performance ("MDFP") in regards to Integrity Managed Portfolios:

COMMENT:

Form N-1A, Item 5—Discuss the factors that materially affected the fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the fund's investment adviser.

Each of the Funds' MDFP includes general economic conditions and briefly discusses the fund's performance relative to the benchmark for the fiscal year. Expand the discussion of fund performance compared with that of the benchmark. Discuss factors that affect management's decisions that relate to why the fund performed better or worse than the benchmark. Perhaps include state-specific factors that contributed to each fund's performance.

RESPONSE:

Portfolio managers will include the appropriate discussion for all N-1A's filed going forward as well as state specific factors when relevant.

4.	Average annual total return presentation:

COMMENT:

Examiner noted that in addition to a graph that compares the fund's performance to a benchmark index, some funds in the industry also include an average annual total return table with relevant benchmark index total returns. The presentation in the Funds annual reports does not include the relevant benchmark index total returns in tabular form.

RESPONSE:

As this is not a requirement, we do not include them in the annual reports. The relevant benchmark index total returns may or may not be added in future annual reports.

5.	Graphical depiction of portfolio holdings:

COMMENT:

Examiner noted that separate from the schedule of investments there should be a graphical depiction of portfolio holdings included in the annual reports (Form N-1A 27(d)(2)). Example: pie chart of sectors or industry.

RESPONSE:

We were interpreting the rule to include the presentation of the Schedule of Investments as the graphical depiction and the Schedule of Investments is included in the annual reports (example: sector percentage allocations). A graphical presentation separate from the Schedule of Investments will be added in future annual reports.

6.	Audit related fees disclosure:

COMMENT:

Examiner requested disclosure of the nature of services in relation to item 4b—audit related fees.

RESPONSE:

The audit related fees included yearly fees approved by the Fund Directors for auditor consultation on industry related accounting regulatory items.

7.	Payables to Director/Officers:

COMMENT:

The examiner requested that there be a line item for director and officer fees in the annual reports according to regulation s-x rule 6-04 12(b)1. She noted that this could be disclosed in the notes to financial statements rather than a line item in the financial statements.

RESPONSE:

We recognize that regulation s-x rule 6-04 12(b)1 notes that the total amount payable to officers and directors should be shown as a line item. The financial statements have not included this line item in the December 31 financial statements because the director fee payable is accrued for a 12-month period and paid out at the end of December each year. There is no balance in the director fee payable account at the end of December. For the July end Funds there will be a payable balance for each annual report. The amounts for the July Funds have not been included in the annual reports because it has not been material to the financial statements (5%).

Going forward we will include the trustees and officers line item for the relevant annual report if there is a payable balance in the account at the end of the reporting period.

8.	Payables of affiliates:

	COMMENT:

	Please explain how to tie out the amount of the payables for affiliates in the Statement of Assets & Liabilities to the amounts disclosed for affiliates in the Notes to Financials.

	RESPONSE:

The amount for dealer allowance/underwriter fees and the prepaid transfer agent out of pockets are included in the payables balance. The sales charge amount is found in Note 7 under the paragraph regarding Integrity Funds Distributor, LLC (IFD).

	Williston Basin/Mid-North American Stock Fund:

	Payable to affiliates per SAL:	$205,844
	Detail per Note 7:
	Advisory Fee Payable	(19,423)
	Distribution Fee Payable	(19,423)
	TA Fee Payable	(4,296)
	Accounting Service Fee Payable	(2,156)
	Admin Service Fee Payable	(3,235)
	Balance:	157,311
	Sales charge (dealer allowance/underwriter fees)	(157,370)
	TA out of pockets (prepaids)	59
	BALANCE	0

The following comment and response relates to the N-Q filings.

COMMENT:

The examiner requested that we mark N-Q's as unaudited when completing the filing.

RESPONSE:

This disclosure will be included in future N-Q filings.

The following comment and response relates to the 17g-1 filings.

COMMENT:

The examiner questioned whether the increase in assets in Williston Basin/Mid-North America Stock Fund may require an amendment to the fidelity bond coverage under Rule 17g-1.

RESPONSE:

The assets of each of the registered investment companies are monitored periodically and coverage requirements are calculated to see if more coverage is necessary. At the most recent fund board meeting held July 27, 2011, the directors approved an increase from $1,875,000 to $2,500,000 on the fidelity bond. This coverage is effective as of August 3, 2011. The bond binder was received the afternoon of August 23, 2011 and filed electronically with the Securities & Exchange Commission on August 24, 2011.

Sincerely,

Integrity Viking Funds

By: /s/ Brent M. Wheeler
Brent M. Wheeler
Mutual Fund Chief Compliance Officer